Exhibit 99.1

Veris Gold Corp. announces second quarter financial results release date and conference call

Toronto Stock Exchange: VG

VANCOUVER, July 30, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) announces that it plans to news release highlights of its 2013 second quarter results after market on August 14, 2013. A conference call to discuss the results is scheduled for Tuesday, August 20, 2013 at 8:00 am Pacific Daylight Time (11:00 am Eastern Daylight Time). Hosting the call will be Mr. R. Llee Chapman, President and CEO.

Shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Conference Call Dial in information:
Dial in number (toll free): 888-390-0546
Dial in number (international): 416-764-8688 and 778-383-7413
No passcode required.

A replay of the teleconference call will be available until August 27, 2013 by dialing the numbers below.

Replay number (toll free): 888-390-0541
Replay number (international): 416-764-8677
Conference ID#: 187805

In addition the audio portion of this call will be archived as a webcast for 90 days. To access the webcast, please visit: http://www.newswire.ca/en/webcast/detail/1201045/1317071

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman
T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 30-JUL-13